January 24, 2011
VIA OVERNIGHT COURIER
Ms. Chanda DeLong
Staff Attorney, Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637
Main Tel +1 312 782 0600
Main Fax +1 312 701 7711
www.mayerbrown.com
Angela M. Ulum
Direct Tel +1 312 701 7776
Direct Fax +1 312 706 9271
aulum@mayerbrown.com

Re:	Nissan Auto Receivables Corporation II
Registration Statement on Form S-3
File No. 333-166449
Filed April 30, 2010
Dear Ms. DeLong:
     On behalf of Nissan Wholesale Receivables Corporation II (the “Depositor”) and in response to the letter (the “Comment Letter”) dated May 27, 2010 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the above captioned Registration Statement on Form S-3. For your convenience, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 1, which have been marked to show the changes from the Registration Statement as filed on April 30, 2010, as well as two clean copies of Amendment No. 1 and the related Exhibits filed therewith.
     The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in bold. (Please note that page number references in our responses below refer to the applicable page number in the marked copies of Amendment No. 1.) Unless otherwise noted, “we,” “us” and similar terms refer to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.
     Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.
Registration Statement on Form S-3
General
1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been

Ms. Chanda DeLong
January 24, 2011

current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliates of the depositor that have offered a class of asset-backed securities involving the same asset class as this offering.

Response:

The depositor and the only issuing entity previously established by the depositor with respect to asset-backed securities involving the same asset class, namely, dealer floorplan receivables, have not been subject to Exchange Act reporting during the last twelve months. The issuing entity has offered a class of asset-backed securities involving the same asset class as this offering pursuant to a prospectus dated July 12, 2005. The issuing entity’s name is Nissan Master Owner Trust Receivables and its CIK Code is 0001236424.

2.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.

Response:

We confirm that all material terms of the finalized agreements will be disclosed in the final Rule 424(b) prospectus and that the finalized agreements will be filed simultaneously with or prior to the final prospectus.

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response:

We confirm that the Company will file unqualified legal and tax opinions at the time of each takedown.

4.	Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Ms. Chanda DeLong
January 24, 2011

Response:

We confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5.	We suggest explicitly incorporating the annexes into the text to remove any misunderstanding that they are not part of the prospectus or supplement.

Response:

We have explicitly incorporated the annexes into the text of the prospectus supplement and base prospectus, respectively. Please see page S-17 of the prospectus supplement and pages 45 through 48 of the base prospectus

6.	We note that you have incorporated by reference a servicing agreement dated October 13, 2003. Please file an updated servicing agreement that complies with Regulation AB. Please also provide us, when available, a copy of the updated servicing agreement marked to show changes from the prior servicing agreement, including any changes made to comply with Regulation AB.

Response:

We have not updated the servicing agreement to comply with Regulation AB. Rather, we have amended the form of Indenture Supplement, which will be executed for each series of notes issued by the Issuing Entity, to require compliance with Regulation AB. Pursuant to Appendix A of the Indenture Supplement, the Servicer agrees to reasonably comply with all reasonable requests made by the Issuer (including any of its assignees or designees) or the Transferor, as the case may be, for delivery of such information or reports, including, without limitation, any Servicer compliance statements and reports, and assessments of compliance and attestation, as may be required under Regulation AB. Furthermore, the parties to the Indenture Supplement agree to comply with all applicable sections of Regulation AB, including, without limitation, Items 1122 and 1123 of Regulation AB.

The form of Indenture Supplement will be filed as an exhibit to the Registration Statement. Please also refer to the executed Indenture Supplement filed in connection the Series 2007-A notes, which were filed pursuant to Registrant’s Form 8-K, Registration File Numbers 333-105666 and 333-105666-01 on June 4, 2007.
Prospectus Supplement
General
7.	We note that in the base prospectus that you contemplate including a prefunding period. Please include bracketed language to disclose in the prospectus supplement the information required by Item 1103(a)(5) and Item 1111(g)(2), as applicable.

Ms. Chanda DeLong
January 24, 2011

Response:

We have revised pages S-9 through S-10 and S-59 through S-60 of the prospectus supplement to include bracketed language disclosing the information required by Items 1103(a)(5) and Item 1111(g)(2), as applicable.

8.	We note that you have not included static pool information in accordance with Item 1105(b). We also note that you have included the undertaking regarding asset-backed securities to provide certain information though an internet web site as required by Item 512(l) of Regulation S-K. If you intend to disclose the information required by Item 1105 of Regulation AB on an internet web site, please disclose your intention here and provide the specific internet address where the information is posted. Alternatively, please provide us with all of the static pool information that will be provided in response to Item 1105 of Regulation AB that will be included in the prospectus supplement or incorporated by reference when it becomes available.

Response:

The description of the static pool information on pages S-37 through S-42 of the prospectus supplement does not include the flexibility to provide static pool information through an internet web site. Pages S-37 through S-42 of the prospectus supplement include the static pool information that will be provided in response to Item 1105 of Regulation AB.
Cover Page
9.	Please revise the “Credit Enhancement” section to include the shared collections form of credit enhancement described elsewhere in the prospectus supplement.

Response:

The “Credit Enhancement” section of the cover page has been revised to include the shared collections form of credit enhancement.
Removal of Assets from the Issuing Entity, page S-7
10.	Please add a statement in which you confirm that all additional assets to the trust portfolio will be added in accordance with Regulation AB.

Response:

We have included a statement to confirm the transfer of all additional assets to the trust portfolio will comply with the requirements of Regulation AB in the section entitled “Removal of Assets from the Issuing Entity” in the summary on page S-7 of the prospectus supplement.

Ms. Chanda DeLong
January 24, 2011

Revolving Period, page S-9
11.	Please revise to disclose all information required by Item 1103(a)(5) of Regulation AB, as applicable.

Response:

The information required by Item 1103(a)(5) of Regulation AB is contained in the first and second paragraphs in the section entitled “Revolving Period” in the summary on page S-10 of the prospectus supplement.
Credit Enhancement, page S-10
12.	Please revise to disclose how losses not covered by credit enhancement will be allocated to the securities.

Response:

We have added language on page S-12 of the prospectus supplement regarding the allocation of losses to the securities.

13.	We note your disclosure on page 52 of the base prospectus that you contemplate utilizing a cash collateral guaranty or account, as well as subordination between series or classes of series. Please provide the form of disclosure in brackets in your summary section to indicate that you will provide all of the information related to the cash collateral guaranty or account and subordination as required by Item 1103(a)(3)(ix). Please also include these forms of credit enhancement on your cover page.

Response:

It is not contemplated that a cash collateral guaranty or account will be used and therefore references to a cash collateral guaranty or account have been deleted.
The Trust Portfolio, page S-31
General
14.	Please confirm that you will file a Form 8-K to disclose any variance from the prospectus supplement of any material portfolio characteristic that is five percent or greater. Refer to Item 6.05 of Form 8-K.

Response:

We confirm that the Company will file a Form 8-K to disclose any variance from the prospectus supplement of any material portfolio characteristic that is five percent or greater.

Ms. Chanda DeLong
January 24, 2011

Loss Experience of Trust Portfolio. page S-34
15.	We note that the trust portfolio includes defaulted receivables. Please revise this section to include statistical data about the defaulted receivables in accordance with Item 1100(b) of Regulation AB. For example, disclose the total amount of defaulted receivables as a percentage of the receivable pool, present historical information regarding the amount of charge-offs and the charge-off rate, and include a table in which you present delinquency information in 30/31 day buckets, as applicable.

Response:

The section entitled “Loss Experience of Trust Portfolio” on page S-39 of the prospectus supplement has been revised to include additional statistical data about delinquent and defaulted receivables in accordance with Item 1100(b) of Regulation AB.

16.	Please also describe how delinquencies are determined. Refer to Items 1100(b)(5) and 1101(d) of Regulation AB.

Response:

The section entitled “Loss Experience of Trust Portfolio” on page S-39 of the prospectus supplement has been revised to include a description of how delinquencies are determined.

17.	If delinquent assets will be included in the pool, please confirm that delinquent assets in the asset pool being securitized will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Please refer to General Instructions I.B.5 to Form S-3.

Response:

We confirm that delinquent assets in the asset pool being securitized will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date.
Certain Relationships, page S-61
18.	Please revise to include bracketed disclosure regarding any affiliations with the swap counterparty and interest rate cap provider. Refer to Item 1119 to Regulation AB.

Ms. Chanda DeLong
January 24, 2011

Response:

The prospectus supplement has been revised to include bracketed language regarding affiliations with any swap counterparty or cap provider in the section entitled “Certain Relationships” on page S-67 of the prospectus supplement.
Base Prospectus
General
19.	We note that NMAC assumes floor financing agreements that were originated by other parties. Please confirm that no party other than NMAC originated or is expected to originate more than 10% of the pool assets.

Response:

We confirm that no other party other than NMAC originated or is expected to originate more than 10% of the pool assets.
Other security interests in the collateral securing the note may be a second lien or subordinated interest and could result in reduced, accelerated or delayed payments on your notes. page 15
20.	We note that certain other creditors of the dealers are obligors on the receivables have security interests or claims on the collateral securing dealer payment obligations. Please disclose whether any obligor is a “significant obligor” as defined in Item 1101(k) of Regulation AB. If so, please revise your prospectus supplement to include information required by Item 1112 of Regulation AB.

Response:

No dealer or group of affiliated dealers who are obligors on the Receivables is a “significant obligor” as defined in Item 1101(k) of Regulation AB.
The Sponsor and Servicer, page 27
21.	We note that NMAC is the sponsor and the servicer. Please provide the size, composition, and growth of NMAC’s portfolio of sponsored and serviced assets of the type included in the current transaction. Refer to Item 1104(c) and Item 1108(b) of Regulation AB.

Response:

The size, composition and growth of NMAC’s portfolio of sponsored and serviced assets of the type included in the current transaction can be found in the section entitled “The Sponsor and Servicer — Overview” on page 28 of the base prospectus.

Ms. Chanda DeLong
January 24, 2011

22.	We note your disclosure on page 30 that the servicer may delegate “certain of its administrative functions” to unaffiliated third party service providers. Please add bracketed language to the summary of the prospectus supplement to indicate that you will disclose, when known, all servicers contemplated by Item 1108(a)(2) of Regulation AB and provide information in the prospectus supplement regarding additional servicers in accordance with Item 1108(a)(3) of Regulation AB. Alternatively, advise as to why this is not necessary.

Response:

We have added bracketed language in the section entitled “Sponsor, Servicer and Administrator” in the summary on page S-6 of the prospectus supplement to indicate that we will disclose, when known, all servicers contemplated by Item 1108(a)(2) of Regulation AB. Further, we have included bracketed language the section entitled “Subservicer” on page S-60 of the prospectus supplement indicating we will provide information regarding additional servicers in accordance with Item 1108(a)(3) of Regulation AB.

23.	Furthermore, confirm that you will report any additional servicers as required under Item 6.02 of Form 8-K.

Response:

We confirm that the Company will report any additional servicers as required under Item 6.02 of Form 8-K.
Interest Payments, page 49
24.	We note your statement that the interest rate on any note may be “fixed, floating, or any other type of rate as specified in the accompanying Prospectus Supplement.” Please revise to specify the indices that may be used to determine the interest rate on the notes. Refer to Item 1113(a)(3) of Regulation AB.

Response:

We have added language specifying the indices that may be used to determine the interest rate on the notes. See page 53 of the base prospectus.

Ms. Chanda DeLong

     If you have any further questions that you would like to discuss, please do not hesitate to contact me at (312) 701-7776 or the Company’s in-house counsel, Sean Caley, at (615) 725-1664. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,
/s/ Angela M. Ulum
Angela M. Ulum